SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2


                                       TO

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                                  ELECTRO PULSE
                          TECHNOLOGIES COMMERCIAL, INC.
             (Exact Name of Registrant as Specified in its Charter)



           DELAWARE                                         95-4737506
           --------                                         ----------
  (State or Other Jurisdiction of                       (I.R.S. Employer
  Incorporation or Organization)                       Identification No.)



        48 Old Mill Road, Greenwich, CT                     06831
        -----------------------------------------------------------


         (Address of Principal Executive Offices)          (Zip Code)




              Registrant's Telephone Number, Including Area Code:
                                 (203) 629-0110


       Securities to be Registered Pursuant to Section 12(b) of the Act:
                                      None

       Securities to be Registered Pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $.001 PAR VALUE
                                (Title of Class)

                 ELECTRO PULSE TECHNOLOGIES COMMERCIAL, INC.


                                   FORM 10-SB

                               TABLE OF CONTENTS

PART I

ITEM NO.                                                        Page

Item 1.  Description of Business ............................... 1
Item 2.  Management's Discussion and Analysis
            or Plan of Operation ...............................10

Item 3.  Description of Properties .............................17
Item 4.  Security Ownership of Certain Beneficial
            Owners and Management ..............................18

Item 5.  Directors, Executive Officers, Promoters and
            Control Persons ....................................19

Item 6.  Executive Compensation ................................21

Item 7.  Certain Relationships and Related
            Transactions .......................................22

Item 8.  Description of Securities .............................23

PART II

Item 1.  Market Price of and Dividends on the Registrant's
            Common Equity and Other Shareholder Matters ........23

Item 2.  Legal Proceedings .....................................24

Item 3.  Changes in and Disagreements With
            Accountants ........................................24

ITEM 4.  Recent Sales of Unregistered Securities ...............24

ITEM 5. Indemnification of Directors and Officers ..............25

PART F/S

Financial Statements ...........................................27

PART III

Item 1.  Index to Exhibits and Description of Exhibits ..........28

Signature Page ..................................................29

PART I

ITEM 1. DESCRIPTION OF BUSINESS


The Company
-----------

On January 14, 2000, Electronic Engineering and Design Corporation, a Delaware corporation ("EED"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Electro Pulse Technologies Commercial, Inc. ("EPT"), a Delaware corporation. Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, EPT was merged with and into EED (the "Merger"). At the effective time of the Merger, the separate existence of EPT ceased and was merged with EED. The effective date of the Merger was January 20, 2000. EED is the surviving corporation. Immediately upon completion of the merger, EED filed with the Delaware Secretary of State to change its name to Electro Pulse Technologies Commercial, Inc.

Upon completion of the Merger, there were 5,600,000 shares of EED common stock issued and outstanding, held as follows: 5,100,000 (i.e., 91%) common shares held by the former shareholders of EPT and 500,000 (i.e., 8.9%) common shares held by the existing shareholders of EED.

DRYTRONIC MERGER
----------------
Prior to the Merger, as of December 31, 1999, Drytronic, Inc., a Wisconsin corporation ("Drytronic"), merged with and into Drytronic Acquisition Co., a wholly-owned subsidiary of EPT (the "Drytronic Merger"). In the Drytronic Merger, each share of Drytronic common stock was exchanged for 0.3749 shares of EPT common stock (resulting in the Drytronic shareholders owning 16% of EPT) and, in addition, EPT agreed to deliver up to 400,000 additional shares of EPT Common Stock (and to pay interest on the fair market value of such stock) to the former Drytronic shareholders upon EPT's attainment of certain financial benchmarks. Prior to the Drytronic Merger, Drytronic was engaged in EPS System installations throughout the United States. In addition, prior to the Drytronic Merger, Drytronic and EPT America Co., Inc., an affiliate of EPT, were engaged in litigation involving certain intellectual property, which litigation was settled. The Company believes that the melding of Drytronic's operating history in installing the EPS System, and the implicit confirmation of the EPS System by the U.S. Army Corps of Engineers, with the management expertise of EPT and EPT's control of the intellectual property assets, which form the basis of the EPS System, will create a strong presence in this unique and technologically superior approach to waterproofing problems.

Business
--------

The Company's principal business lies in the waterproofing industry in the commercial market in the United States and Canada. By utilizing revolutionary patented technology, the Company will seek to become the preferred and specified source for waterproofing all concrete, masonry and brick structures (the "Structures") in the commercial market (the "Market"). The Market shall mean all Structures except single and multi-family Structures up to 4 units or mixed-use Structures with up to 4 units.

The revolutionary technology - the Electro Pulse Shield System (the "EPS System") - is the only waterproofing system available for Structures that provides a permanent total solution by preventing water intruding into and protecting the structural integrity of Structures, and drying out and reducing the relative humidity within Structures.

Detailed Description

To attain its objectives, the Company will:

a) Establish a national platform of companies which will install the EPS System ("Installation Companies") that service entities in all the segments of the Market, service the customer base of these companies, and make ad
                                                                              --
     hoc installations in their respective territories;
     ---

b) Establish joint ventures and strategic alliances with large organizations with recurring water problems, or which service recurring water problems or which market and sell their products and services to the same customer base as the Company; and

c) Strategically acquire companies for the Company's expansion of its customer base and infrastructure.

The Company believes that it is the goal of the owner of a Structure to:

o    maintain the stability and strength of the Structure;

o prolong the useful life of, and reduce the rate of deterioration within, the Structure;

o    reduce the costs of maintaining the Structure; and

o    enhance the environment and habitability of the space within the Structure.

To achieve the foregoing, dampness and moisture must be reduced within and without the Structure. The Company provides services to remove/reduce water by use of an electrical chemical process known as electro-osmosis.

There is no question that serious problems result from the dampness and moisture present in bridges, dams, tunnels, highways, commercial basements and below-grade storage areas and other Structures. The Company believes that there is no permanent solution to address these types of problems. The Company, through the EPS System, offers its customers the only commercially viable permanent solution available on the market today.

The EPS System should not be viewed as an isolated product; rather, the EPS System is the means - the tool - by which to achieve a result. The Company is a specialist in the movement of water and in the permanent resolution of water problems, specialties in which the EPS System plays an integral part. The Company has expansive knowledge and experience in the chemical and physical composition of Structures, and in the proprietary and specialized know-how of using electro-osmosis to permanently solve water problems.

Servicing

The Company will warrant the hardware it installs for two years after installation (and pass along manufacturer warranties, where applicable). After the initial two-year warranty has expired, the Company will offer, at an additional cost, a service contract covering periodic equipment maintenance and site inspection. By selling a service contract, the Company will guarantee that the Structure will remain dry (i.e., approximately 80% relative humidity ("RH")) for the duration of the service contract.

Representatives of the United States Army Corps of Engineers (the "Army Corps") have informed the Company that additional government facilities will be interested in the EPS System being offered with a long-term maintenance agreement.

EPS System Advantages

The Company believes that the EPS System:

o provides a cost effective permanent solution to resolving water related problems;

o negates the need for expensive exterior site work - the EPS System is flexible and can be installed from the exposed side of a Structure;

o uses low wattage and low voltage electricity, resulting in minimal running costs - no more electricity than that used by an ordinary light bulb is needed to protect 5,000 square feet in the ongoing maintenance stage;

o causes no known damaging side effects, and does not alter the material composition of a Structure once installed correctly;

o prevents undesired chemical reactions attributable to high RH from occurring within Structures by reducing RH to its optimal level, but in no event below 79% (the EPS System is self-regulating; to reduce RH below 79% might allow other chemical reactions to occur, causing damage to the Structure);

o reduces or prevents the corrosion of steel reinforcing rods situated within a Structure;

o    aids in reducing cracks within the Structure;

o creates a permanent virtual shield which prevents water and corrosion causing minerals, such as salt, from returning into the Structure;

o reduces the RH in spaces within a Structure, thereby preventing corrosion and other damage to mechanical equipment and other fixtures present in such interior spaces, as well as enhancing the environment for human inhabitants;

o enhances a Structure's insulation -- a wet wall is a better leader than a dry wall;

o enhances the binding properties between old concrete and newly applied concrete, an important consideration in the renovation of deteriorated (cracked) concrete;

o    prevents paint from peeling; and

o provides certain environmental benefits such as preventing the growth of mold and mildew, eradicating foul smells, improving air quality for breathing and removing numerous dangerous gasses (such as radon), either caused during the concrete curing process or which otherwise travel via water.

Past Installations; EPS System Applications

There are more than 1,000 successful installations of the EPS System in Norway, Sweden and Denmark. There are more than 100 successful installations of the EPS System in the United States.

The Company has several installation reports on file which demonstrate the benefits of the EPS System including installations at:

o the University of Wisconsin (Madison) detailing the installation of the EPS System in an elevator shaft several feet below sea level, adjacent to Lake Mendota. This is an excellent example of a severe water problem occurring below the water table, which was solved by the EPS System. A video was also prepared about the installation;

o the US Army Corps of Engineers Testing Facility, in which the report detailed an installation in the mechanical room of an Army barracks. A video was also prepared about the installation (an internal Army flyer of this installation is available);

o the Washington County Public Services Building is Hillsborough, Oregon, involving the attempt to waterproof a 16,000 square feet basement which provide unsuccessful until the installation of the EPS System.

o the Department of Treasury headquarters in Washington, DC. The EPS System arrested water intrusion in a 150 year old basement vault room.

o Fort Monmouth, New Jersey, where two 15,000 square feet basements were protected from water intrusion.

Prime candidates for installation of the EPS System are Structures featuring below-grade construction including dams, sea-walls, tunnels, bridges, decks, basements, utility stations, water towers, silos, culverts, plants and basements.

Competition

The Company will fill a void within the construction industry. The "state of the art" waterproofing techniques in the industry today can be characterized as temporary solutions to a problem for which there was, prior to the advent of the EPS System, no apparent permanent solution. The Company believes that the EPS System represents a dramatic improvement to the problem.

In certain circumstances, other waterproofing products may be used by the customer instead of or in competition with the EPS System. While the direct expense of certain of these stand-alone products and solutions might be perceived by the customer as being less expensive, use of these products and solutions are fraught with significant weaknesses when compared to the EPS System. However, if used in concert with the EPS System, certain of these other products and solutions (such as penetrants and additives) might enhance the result (i.e., make the overall solution less costly) achieved by the customer.

Pricing and Price Competition

The EPS System is not a standard "off-the-shelf-product" as each installation is independently priced. The Company believes that the EPS System is extremely competitive with traditional waterproofing systems when the following costs are considered: excavation, reconstruction, refurbishing, maintenance, labor, warehousing and downtime. The Army Corps estimates that the EPS System provides a 40% savings over existing waterproofing solutions and saved the Army approximately $5 million in 1997. Additionally, because there is less need for extensive testing, structural analysis and engineering, as well as simpler installation procedures in new construction, the EPS System represents a considerable cost savings when installed in new construction vs. existing construction.

The extent and scope of the installation will vary from site to site, and will depend upon such variables as, among others, the composition of the Structure (which affects the rate at which water travels), the moisture content within the Structure, the level of outside pressure and the extent of capillary synthesis.

When pricing an installation, hardware costs will in most instances represent only a small portion of the total sales price, while labor and engineering costs will comprise a greater portion. Thus, a number of factors will be considered, such as the:

o size of the control unit(s), number of positive and negative electrodes and length of connecting cable required;

o    accessibility to area to be protected;

o    number  of   man-hours   required  to  design,   engineer  and  effect  the
     installation of the EPS System; and

o number of man-hours and material needed to refurbish the Structure, if necessary.

Another factor to be considered is the customer's perceived value of the solution. How costly would the problem be if the customer were to solve the problem by conventional methods? For example, perhaps the outside of the Structure must be excavated, leaders repaired or new membranes installed--work which is costly and demanding. Since the EPS System may be installed from the interior, much site work of this kind will be unnecessary.

Further, not only does a customer have to address the costs associated with maintaining and repairing a deteriorating Structure, but, in many instances, it must also address the costs associated with maintaining or repairing, even replacing equipment, such as elevators and turbines, and furnishings exposed to the damaging effects of high RH. In addition, the potential significant cost savings to be realized by installing the EPS System as a preventive measure before any damage occurs will be factored into the sales price.

As evident from the above discussion, installation of the EPS System requires specific engineering for unique problem resolution. Hence, installations require a high degree of experience in, and knowledge of, concrete, brick and masonry, and moderate engineering skill and proficiency to develop the best and most cost-effective solution.
Obviously, it is not possible to establish a standard per square foot price.

The Company believes that it will continue to operate at high margins for the foreseeable future by virtue of the enhancements and improvements on the drawing board, which are anticipated to reduce the costs and expand the uses of the EPS System. See "Management Discussion and Analysis of Financial Condition and
Results of Operation." While the focus is on customers' emergencies, the Installation Companies will also market the EPS System as a proactive rather than reactive solution, recognizing the enhanced value of a "healthy" Structure.

Backlog

As of December 31, 1999, the Company had a backlog of three jobs representing approximately $250,000 in revenue.

Dependence on Limited Number of Customers

As of December 31, 1999, Drytronic and EPT had performed installations of the EPS System for US Navy; US Air Force; US Army; US Army Reserves; Government Services Administration; US Treasury; the Pentagon; University of Wisconsin (Madison); Washington County, Oregon; Veteran's Administration hospitals; State of Nebraska and State of Wisconsin. In addition, the Company has performed installations for private commercial entities.

Intellectual Property

Drytronic and EPT rely on certain intellectual property rights which form the basis of the EPS System.

Government Regulation

The Company does not believe that it will be subject to any governmental regulations which will cause it to expend significant amounts of money.

Research and Development

Other than amounts to be incurred in connection with relocating Kjell Utklev, the inventor of the EPS System, to the United States, the Company does not expect to expend any amounts on research and development during the first three months of 2000.

MARKET ANALYSIS

Overview
--------
The Company believes that the EPS System represents a dramatic potential solution to the age old problem of preventing water from invading a Structure and degrading the integrity of the Structure. While the traditional waterproofing market is highly competitive and fragmented, the EPS System presents an opportunity for the Company to address the waterproofing problem in a unique and, the Company feels, technologically superior way. The Company believes that its overall strategy must be to expand in a targeted manner to introduce the EPS System into key markets.

The waterproofing market has historically been considered part of the general construction market, making it difficult to isolate the volume of sales attributable solely to waterproofing. Any Structure, whether old or new, represents an opportunity for installation of the EPS System. While the new construction market is large, the rehabilitation aftermarket is even larger.

Today's waterproofing market is based in large part on costly repetitive repairs and maintenance activities resulting from the fact that available techniques and systems are only temporary solutions. Theoretically, use of the EPS System would decrease the maintenance and repair segment of the market. However, the Company believes there are a significant number of jobs, which are not being undertaken today because conventional methods are too cumbersome and costly. Further, a Structure in need of waterproofing may have deteriorated to such an extent that a costly construction rebuild is the only recourse available. If used as a permanent tool in a customer's preventative and maintenance program, such as installing the EPS System in new construction, the EPS System will reduce total construction and long term maintenance costs. In discussions with Siemans in connection with its facility management operation, the Company was informed that Siemans estimates that the relationship between the cost of new construction and the cost of maintenance over its useful life is 5% and 95%, respectively. Hence, if the EPS System would only reduce the cost of maintenance a few percent, it would represent a significant value to the construction industry. Customers are, therefore, able to focus monies otherwise designated for maintenance and repairs to new and expanded projects.

The Company recognizes that the construction industry is conservative, and that it can take years before the market embraces new technologies and theories. Yet, over the long term, the Company anticipates the EPS System will also dramatically affect construction design and architecture. We foresee a future where leaders are no longer leading water away from buildings and where buildings (or parts of buildings) are constructed below grade and in locales which were heretofore considered inappropriate. With relative ease, Installation Companies can enable the construction of underground facilities below the water table.

Management firmly believes that EPT and Drytronic can develop their positions within the Market just as rapidly as the Market can learn about the EPS System. As is evident, the EPS System's success will not be limited by the size of its potential market; rather, the success will be limited by the capital available to exploit the EPS System and the ability to attract and educate personnel.

Delineation of Market

The Market is traditionally divided into the following segments:

o Commercial: Commercial buildings such as office buildings, apartment complexes, hotels, parking garages and schools;

o    Industrial:  Industrial  facilities  such  as  water-sheds,   water-towers,
     waste-water treatment plants, silos, factories and power plants; and

o    Heavy and Highway: Such as bridges, dams, tunnels and roadways.

According to the U.S. Census Bureau/Department of Commerce, revenue attributable to new construction in the U.S. in 1998 equaled more than $500 billion. The Transportation Equity Act for the 21st Century has allocated more than $200 billion to new construction and refurbishment of the U.S. infrastructure. The Federal Highway Administration estimates that 42% of its 575,000 bridges in the U.S., or 241,500 bridges, are structurally deficient and in need of repair due to water damage which equates to construction requirements for repairs to those budgeted in excess of $20 billion.

The Department of Commerce also reports that there are over 5 million commercial buildings of which the U.S. Government operates approximately 520,000.

EPT's potential customers are:

o    real-estate owners or operators;

o the customer base of construction companies, construction management companies, architectural & engineering companies, and facility management companies; and

o the customer base of organizations, which market complementary products and services, and other firms with which there is otherwise synergy.

The Company will provide hardware, education and engineering solutions to its Installation Companies, which may or may not be owned in conjunction with its strategic partners. Drytronic and the Installation Companies will install the EPS Systems, sell maintenance contracts and maintain the installations.

The Company's plan of operations envisions a centralized marketing function at the headquarters level to establish the overall marketing strategies for the EPS System, and to promote the EPS System to potential corporate affiliations with joint ventures, strategic partners and architectural and engineering firms, which many times act as specifiers of construction jobs. The essential message to the potential affiliates is that the EPS System is generally less costly and more effective and permanent than traditional waterproofing procedures, thereby increasing customer satisfaction. Without reducing the Company's margins, the Company believes that the EPS System will in many situations permit higher margins for the construction phase of refurbishing existing and new Structures. The EPS System will also permit companies to maintain their standard construction industry margins and reduce their prices, permitting them to choose whether to increase their volume or margins. Additionally, a construction company which has access to the EPS System will be equipped with an active sales tool rather than having to passively wait for architects and engineers to specify the construction company. Therefore, the Company believes that a construction company which has the right to utilize the EPS System will have a competitive edge. During the next three years, the Company conservatively estimates that it will form approximately 36 Installation Companies. In addition, Drytronic is working closely with the Army Corps which has agreed to support and introduce the EPS System to the U.S. Federal Government market. For example, Drytronic is making installations at Army bases and the General Services Administration-managed buildings and has recently commenced discussions with the Air Force.

In addition, the Company has initiated discussions with:

o One of the largest internal controls company in the world for a potential joint venture. This company has recently launched a new indoor air quality ("IAQ") service aimed at the tens of thousands of buildings it services in the Market. This company understands that IAQ is significantly impacted by humidity, which is caused by, among other things, water intrusion. Currently, it uses drains to remove water once it has intruded. The EPS System would potentially be added to its arsenal of products so that water could be arrested from intruding into the Structures.

o One of the largest waterproofing companies in the Market with more than 40 offices and $100 million in revenue. This company has started to introduce the Company to its customer base, initially in the New York metropolitan area.

o    One of the largest construction companies in the country.

The Installation Companies will implement the marketing strategy developed by headquarters. The Company's marketing teams will work hand in hand with affiliated construction companies in their marketing efforts to their customers and architect and engineering firms or, where appropriate, directly with the Company's own contact sphere.

Since each installation of the EPS System will be unique and requires comprehensive fact finding, analysis, design and engineering, the Company will work closely with the customers to educate them about the EPS System and the following installation procedures:

o Inspection. A member of an Installation Company's sales personnel visits the site and makes a physical inspection to determine the extent of the damage, which often consist of measuring the RH and in some instances involves an assessment of the Structure's composition. The findings are presented to the customer in an inspection report for an inspection fee, providing the customer with various alternatives for the most effective and cost efficient solutions. Sales personnel discuss the findings with the customer, who may then request a proposal for an EPS System installation. The inspection report is submitted to the Company's design and engineering department. The design department engineers a solution, which forms the basis for the proposal, submitted by the sales person.

o Installation. Upon the acceptance of the proposal, the customer pays a down payment. An installation may require construction-related procedures to prepare the Structure for the installation. These procedures are either handled by the Installation Company or an affiliated construction company. The balance of the purchase price is paid when the Company has completed the installation. Drytronic's arrangement in the Government market permits it to receive 90% of the purchase price up-front.

o Warranty. In addition to its own two year warranty (see "The Business of the Company--Servicing"), the Company will pass on any manufacturer's warranty on equipment and will offer an annual maintenance program.


ITEM 2.         MANAGEMENTMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS


RESULTS OF OPERATIONS


     For the period since inception (November, 20 1998) through December 31, 1999, during the Company's development stage, the Company has generated a net loss of ($1,139).


FINANCIAL CONDITION AND LIQUIDITY

The Company has limited liquidity and has an ongoing need to finance its activities. As of December 31, 1999, prior to the Merger, the Company has funded these cash requirements by offering and selling its Common Stock, and has issued 1,019,000 shares of Common Stock for net proceeds of $1,019.00.

Following the Merger, the Company has made no material commitment regarding capital expenditures. The Company and its subsidiary, Drytronic, shall make expenditures in the ordinary course of business as capital is made available.

To date, the Company's subsidiary, Drytronic, has incurred expenditures for its activities in the military sector. Sales are being made, generating nominal revenue to date, resulting in negative monthly cash flow. As noted previously (see "RISK FACTORS - Our Limited Operating History Makes Evaluating Our business Difficult"), EPT and Drytronic have been engaged in adversarial activities over the past 18 months which have limited the ability of respective management to focus on growing revenues and have been a severe drain on the resources of each. The recent settlements of Drytronic's legal disputes, the settlement of
Drytronic's  conflict  with  EPT and the  merger  of  Drytronic  with  Drytronic
Acquisition  have  enhanced  both  EPT's  and  Drytronic's   ability  to  become
successful. Based on these developments, the Company is optimistic of its prospects going forward.

Based on the forgoing and on the recently issued U.S. Army Internal Department Order, initially in the amount of $5 million, the Company is expected to generate higher monthly revenues. The Company has recently been able to initiate substantial relationships in the private sector, which are expected to generate revenues within the foreseeable future.


PLAN OF OPERATIONS

As a result of increased marketing activity in the first part of 2000, the Company anticipates that general and administrative expenses will increase during that period as the Company hires additional employees, moves into expanded office space and embarks on an aggressive marketing campaign. The Company does not intend to incur substantial capital equipment expenses during the first two quarters of 2000.

The Company's overall strategy dictates that, in the short term, current profitability is not as important as revenue growth. The Company's planned sales and marketing campaign are expected to increase the Company's revenues during 2000, but there can be no assurance that such an increase will occur, or that its magnitude will be consistent with the Company's expectations. The Company can give no assurance as to the level or timing of future profitability.

The Company's plan of operations further calls for expanded marketing and development efforts. The Company expects to hire several additional employees during 2000. The Company plans to embark on an aggressive policy of targeting existing construction companies in an effort to introduce the EPS System. In addition the Company, where appropriate, will enter into joint ventures and strategic alliance with construction, architectural and engineering companies to expand the Company's national sales platform. The Company will attempt to make strategic acquisitions, including existing waterproofing companies, to build and develop infrastructure.

As noted previously, the Company intends to form separate Installation Companies in various locations around the country. The Company will provide hardware, education and engineering solutions to its Installation Companies which may be owned in conjunction with its strategic partners. The Installation Companies will sell installations of the EPS System, and maintain the installations through the standard and extended warranty periods.


The Company believes that the proceeds of a limited private offering, plus the anticipated cash generated by operations should be sufficient to satisfy the Company's needs through the first six months of 2000. The expectation is, however, based in part on anticipated increases in revenues as described above. The Company will seek additional financing during the first and second quarters of 2000. Should the Company be unable to obtain additional financing, the Company will be unable to continue with its planned marketing and development efforts.

                                 RISK FACTORS

A PURCHASE OF SHARES OF COMMON STOCK IN THE COMPANY INVOLVES A HIGH DEGREE OF FINANCIAL RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ALL OF THE RISK FACTORS DESCRIBED BELOW. THE FOLLOWING RISK FACTORS SHOULD NOT BE CONSIDERED AS AN EXHAUSTIVE LIST OF ALL RISK FACTORS INHERENT IN AND AFFECTING THE BUSINESS OF THE COMPANY, BUT RATHER A PARTIAL LIST OF SOME OF THE RISKS ASSOCIATED WITH INVESTMENT IN THE COMPANY. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND OTHER FACTORS PRIOR TO MAKING AN INVESTMENT DECISION.


OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

Our prospects must be considered in the light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early states of development, particularly a company like ours, which will seek to implement a novel and unique approach to a traditional area of construction. In December 1999, we consummated the merger of Drytronic with and into Drytronic Acquisition Co. (see Item 1 - Description of Business, "Drytronic Merger"). Prior to the Drytronic Merger, Drytronic and EPT were essentially competitors and were actively engaged in adversarial activities, including litigation, which caused them to expend significant amount of money and management talent, and which distracted the management of Drytronic and EPT to focus on resolving the dispute between them, and not in growing their separate businesses. We believe that the Drytronic Merger will prove beneficial to our business prospects as it will meld the operating history of Drytronic in installing the EPS System with the intellectual property assets controlled by EPT, which form the basis of the EPS System. Since EPT and Drytronic have collectively installed only approximately 100 larger installations of the EPS Systems, we have only a limited operating history on which you can base an evaluation of our business and prospects. Our limited operating history makes an evaluation of our business and prospects very difficult. You must consider our business and prospects in light of the risks and difficulties we encounter in this new and unique approach to arresting and correcting water and moisture problems in concrete, masonry and brick Structures. These risks and difficulties include, but are not limited to:

1. a new and unique approach to arresting and correcting water and moisture problems in buildings which may or may not be accepted in the commercial marketplace;

2.   lack of sufficient customers, orders, net sales and cash flow;

3.   difficulties in managing rapid growth in personnel and operations;

4. the possibility that third parties may infringe upon or engineer around our intellectual property rights; and,

5. the uncertainty in obtaining our projected purchase price for each EPS System installation or the required number of 416 large installations over a three year period.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Our failure to address any of the risks described above could have a material adverse effect on our business.


IF THE PROTECTION OF OUR PATENTS AND PROPRIETARY RIGHTS IS INADEQUATE, OUR BUSINESS MAY BE SERIOUSLY HARMED.

We regard patent rights, copyrights, service marks, trademarks, trade secrets and similar intellectual property as important to our success. We rely on patent, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights; however, the steps we have taken and plan to take to protect our proprietary rights may be inadequate. Our failure to protect our proprietary rights could materially adversely affect our business and competitive position.

Although we believe that we have obtained, or are in the process of obtaining, patent protection which will enable us to successfully practice the EPS System, we cannot assure you that any of the pending applications will be approved or that any issued patents will protect our intellectual property or that any issued patents will not be challenged by third parties. In addition, the possibility exists that third parties could willfully infringe our patents and, if such third persons were better funded than us, such third persons might prevail in a "war of attrition." Finally, although unlikely, other parties may independently develop similar or competing technology or design around any patents that form the basis of the EPS System.


OTHER TECHNOLOGIES MAY ARISE THAT ARE COMPETITIVE TO, AND MORE EFFECTIVE THAN, THE EPS SYSTEM.

Although we believe that the EPS System represents a superior and commercially viable solution to the traditional method of arresting and correcting water and moisture problems in concrete, masonry and brick Structures, the possibility exists that other, as yet undeveloped, technologies could appear which might prove more effective than the EPS System, notwithstanding the high cost of developing, marketing and installing such system. In addition, our success will depend, to some degree, on the acceptance of the EPS System over more traditional waterproofing methods.

OUR EXPANSION PLANS ARE DEPENDENT ON OUR ABILITY TO INSTALL EPS SYSTEMS EFFICIENTLY AND COST EFFECTIVELY, HIRE QUALIFIED PERSONNEL AND CONVINCE THE MARKET TO ACCEPT THIS NEW TECHNOLOGY.

Since the installation of the EPS System requires certain know-how and knowledge by our installation teams and engineers, we cannot be certain that we can attract and educate personnel of a quality and in a quantity which we will require to meet our projections. Our failure to successfully manage these personnel and training problems could have a material adverse effect on our business.


WE HAVE NO EXPERIENCE IN MANAGING GEOGRAPHICALLY DIVERSE OPERATIONS.

Although we plan to expand geographically, we have no experience operating in any other regions or in managing a national platform of local installation companies. Accordingly, the success of our planned expansion will depend upon a number of factors, including:

1. our ability to integrate the operations of local installation companies into existing operations;

2. our ability to integrate the operations of our local installation companies with our strategic business partners and customers; and

3. our ability to establish and maintain adequate management and information systems and financial controls.

Our failure to successfully address these factors could have a material adverse effect on our ability to expand and on our results of operations.


WE WILL NEED A SIGNIFICANT ADDITIONAL CAPITAL INFUSION IF WE ARE TO REALIZE OUR BUSINESS OBJECTIVES.

Our business model requires us to raise additional equity capital if we are to realize our objectives on a timely basis. In addition to the proceeds from our limited private offering, we expect to require substantial additional capital to fund our expansion program and operating expenses. We currently anticipate that the net proceeds of a limited private offering will be sufficient to meet our anticipated needs for working capital and capital expenditure through the next six months. We cannot be certain that we will be able to raise additional equity capital. If we are unable to obtain sufficient additional capital when needed, we could be forced to alter our business strategy. Our inability to raise additional capital could have a material adverse effect on our business, financial condition and prospects. In addition, if we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. Our inability to raise additional amounts could materially adversely affect our business prospects.

WE FACE INTENSE COMPETITION FROM TRADITIONAL WATERPROOFING CONTRACTORS.

We can only assume that existing waterproofing contractors with which we do not have a relationship or have acquired will do everything to denounce the EPS System and, since the construction industry in general is conservative, the conventional waterproofing contractors could be successful in inhibiting the acceptance of the EPS System.


IF WE FAIL TO GENERATE SUFFICIENT LEVELS OF ACCEPTANCE AND MARKET PENETRATION, OUR BUSINESS AND NET SALES WILL BE ADVERSELY AFFECTED.

As noted above, the EPS System represents a new and unique method of arresting and correcting water and moisture problems in concrete, masonry and brick Structures. While we believe the EPS System represents a major breakthrough in arresting and correcting water and moisture problems in concrete, masonry and brick Structures, we are uncertain as to whether the commercial Market will accept this new technology, notwithstanding our success to date in a limited area and the implicit seal of approval from the Army Corps of Engineers and the Government Accounting Office and the fact that our technology was the runner-up in 1999 for the prestigious Charles Pankow Award for innovation from the Construction Engineers Research Foundation which is part of the American Society of Civil Engineers. In addition to this acceptance, the success of our business depends on our ability to establish a sufficient level of penetration in our planned local markets. If we are unable to establish sufficient market penetration levels, our business and net sales would be materially adversely affected.


THERE IS NO GUARANTY THAT WE WILL BE ABLE TO EMPLOY A SUFFICIENT NUMBER OF QUALIFIED EMPLOYEES TO HANDLE THE EXPECTED NUMBER OF INSTALLATIONS.

Rather than license the EPS System to construction contractors, we plan to utilize our own employees to install the EPS System. Our planned establishment of a national platform of local installation companies will require us to cost-effectively hire, train and retain employees capable of installing and servicing the EPS System. Our inability to fulfill that requirement could materially adversely affect our business and competitive position.


SEVERAL KEY MEMBERS OF OUR MANAGEMENT TEAM HAVE ONLY RECENTLY JOINED US AND IF THEY ARE NOT SUCCESSFULLY INTEGRATED INTO OUR BUSINESS OR FAIL TO WORK TOGETHER AS A MANAGEMENT TEAM, OUR BUSINESS WILL SUFFER.

Several key members of our management team have joined us in late 1999, or will be joining us in early 2000, and we expect to hire additional key personnel. If we do not effectively integrate these employees into our business, or if they do not work together as a management team to enable us to implement our business strategy, our business will suffer.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE COULD SERIOUSLY HARM OUR BUSINESS.

The loss of the services of one or more of our key personnel could seriously harm our business. We depend on the continued services and performance of our senior management and other key personnel. Our future success depends upon the continued service of our executive officers and other key construction, merchandising, marketing and support personnel. The loss of key personnel, or the failure to attract additional personnel, could have a material adverse effect on our business, results of operations and performance.


OUR OFFICERS AND DIRECTORS AND THEIR AFFILIATES WILL EXERCISE SIGNIFICANT CONTROL OVER THE COMPANY.

Our executive officers and directors and their affiliates beneficially own a majority of our outstanding common stock. As a result, these stockholders are able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. See "Principal Stockholders."


SOME MEMBERS OF OUR SENIOR MANAGEMENT WILL BE ENGAGED IN OTHER ACTIVITIES.

Simultaneously with performing their executive duties for us, our Chief Executive Officer, Bjorn Koritz, and our Vice President Corporate, Farhaan Mir, will also be engaged in similar activities for Basement Solutions Technologies, Inc. ("BST"). BST will engage in activities similar to ours with a focus on the residential market. In addition, Mr. Koritz will be involved in business activities in entities other than the Company and BST. The inability of Messrs. Koritz and Mir to direct all of their attention to the Company may materially adversely affect our business prospects.


LIMITED MANAGEMENT EXPERIENCE

Messrs. Koritz and Mir have had only limited experience in the administrative and financial management of a business organization. Our ability to expand to maintain our business will be dependent in part upon our ability to attract and retain qualified personnel in financial, technical, marketing and other areas.

WE HAVE ENGAGED IN CERTAIN AFFILIATED TRANSACTIONS.

We have entered into certain transactions with affiliates with respect to a license of the EPS System. Pursuant to the License Agreement, we have licensed from PowerShield LLC ("PowerShield") the technology and intellectual property rights which form the basis of the EPS System for an annual royalty equal to five percent (5%) of net profit. Bjorn Koritz, our Chief Executive Officer, is the managing partner of, and has an indirect controlling interest in, PowerShield. Mr. Koritz was also a significant shareholder in Drytronic.

Additionally, as part of the License Agreement EPT and Drytronic has agreed to pay a royalty to Kjell Utklev equal to 6% percent of the actual costs incurred for the purchase of components that are covered by the patents or patent applications comprising the EPS System (estimated to be approximately $30 per control unit sold). As of the date of this report, no royalties have been paid and the effective date as defined under the proposed employment agreement with Kjell Utklev will begin the later of the date on which (a) EPT America has been funded by the minimum of two million dollars, (b) Utklev has been granted a permit to immigrate and work in the United States; and (c) Utklev has arrived to EPT's office in the United States ready, willing and able to work. Once this happens, Utklev will render technical, executive, supervisory, and general administrative capacities.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical facts included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues or losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this registration statement. These cautionary statement qualify all forward-looking statements attributable to us or persons acting on our behalf.


ITEM 3. DESCRIPTION OF PROPERTIES


     The Company's executive and administrative offices are located at 48 Old Mill Road, Greenwich, CT. As of December 31, 1999, the Company has paid no rent for use of its office.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of the date hereof (subsequent to the merger) by (i) each person known by the Company to be the beneficial owner of more than five percent of its Common Stock; (ii) each director; (iii) each executive officer; and (iv) all directors and executive officers as a group. Unless otherwise indicted, each of the following stockholders has sole voting and investment power with respect to the shares beneficially owned, except to the extent that such authority is shared by spouses under applicable law.

Name and Address of                    Amount and Nature of         Percent of
Beneficial Owner                       Beneficial Ownership          Class(1)
--------------------                 ------------------------       ----------
PowerShield LLC (2)                        3,634,883                   64.90%

Farhaan Mir                                  403,882                    7.21%

Bjorn R. Koritz                              189,048                    3.64%

Ray J. Slaback (3)                           153,752                    2.74%

Adamas, Ltd.                                 100,000                    1.78%

All officers and directors as a group        778,320                   13.89%
(3 persons)

---------------------------------
(1)  Based on 5,600,000 shares issued and outstanding as of January 20, 2000

(2)  An affiliate of Bjorn Koritz

(3)  Includes 26,390 shares owned by Mr. Slaback's spouse

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


     On January 14, 2000, Registrant received and accepted the resignations of George A. Todt as President and Sole Director, Mary Elizabeth Rowbottom as Secretary and James Walters as Vice President, Treasurer and Chief Financial Officer. On that same date the following directors and executive officers were appointed:

Name                    Position                                           Age
----                    --------                                           ---
Bjorn R. Koritz         Chief Executive Officer and Chairman of the         56
                        Board of Directors

Ray J. Slaback          President & COO - Drytronic; Director               55

Paul Femmer             Chief Financial Officer and                         46
                        Chief Administrative Officer

Richard Klenk           Vice President - Marketing and Sales;               65
                        Director

John Vrabel             Director                                            45

Farhaan Mir             Vice President, Corporate                           31

Michael Connor          Vice President, Construction - Drytronic            48

Kjell Utklev            Manager of Technology Development/ Training         52
                        - EPT

Egil Bjerke             Consultant for Technology Development/              42
                        Training - Drytronic

The Company's bylaws provide for a board of directors with staggered terms. All directors hold office until the annual meeting of shareholders of the Company next following their term, and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

Other than the fact that Paul Femmer is the brother-in-law of Bjorn Koritz, there are no family relationships between any directors or executive officers of the Company. Set forth below are brief descriptions of the recent employment and business experience of the officers and directors of the Company.

BJORN KORITZ:  Chief Executive  Officer &  President;  Chairman  of the Board of
               Directors

Bjorn Koritz was born July 2, 1943 in Gothenburg, Sweden. Following his receipt of a law degree from the Stockholm University School of Law (Stockholm) and employment as "apprentice judge" at Svartlosa Tingsratt, Huddinge, Sweden, Mr. Koritz commenced the study of law in 1972 at New York University School of Law, New York, New York, where he received a master of jurisprudence (MCJ). Admitted to practice, Mr. Koritz has been practicing corporate and commercial law as a member of the New York Bar since 1977. Mr. Koritz has extensive experience representing Scandinavian and domestic companies in their legal and business affairs, including service as a member of their Boards of Directors.

Mr. Koritz, who founded the Company, will continue to lead EPT's strategic planning and to oversee its implementation and control. He will also act as lead negotiator for the Company's acquisitions and other corporate relationships.


PAUL FEMMER:  Chief Financial Officer and Chief Administrative Officer

Mr. Femmer is the former Controller of Ziegler Coal Holding Co., a New York Stock Exchange Company. Mr. Femmer was formerly the controller of a chemical company with annual revenues of $450 million and a senior manager for Price Waterhouse.


RICHARD KLENK:  Vice President, Marketing & Sales

Mr. Klenk has agreed to assume the role of Vice President, Marketing & Sales. Mr. Klenk has approximately four decades of experience in the construction industry. Initially, Mr. Klenk held various prominent positions with the transportation division of the Port Authority of New York and New Jersey. Most recently Mr. Klenk retired as Senior Vice President of Bovis Construction and Lehrer, McGovern Bovis, Intl., Ltd., (the American arm of Bovis Construction) the largest construction company in the U.S., where Mr. Klenk has served as a Director of one of its subsidiaries. His responsibility originating and supervising airport, rail, transit and infrastructure design, construction and operation projects estimated at several hundred million dollars. Mr. Klenk's contacts and experience will be invaluable for EPT as Mr. Klenk has been executive manager for construction of the new passenger terminal complex at Ben-Gurion International Airport in Israel, including rail access; United Airlines Indianapolis Maintenance Center in Indiana, which is a 300 acre $1 billion center; LaGuardia Airport Capital Redevelopment Program in New York; Heathrow Airport expansion in London a $2 billion project for the British Airport Authority; and the Palma De Mallorca International Airport expansion in Spain, a $300 million program for construction of a new terminal and associated infrastructure.

FARHAAN MIR:  Vice President, Corporate

Prior to his association with EPT, Mr. Mir worked with a multinational manufacturing and distribution company in its finance/operations and corporate development departments. Additionally, he has served as a consultant to both public and private enterprise with respect to accounting, business analysis and implementing hardware/software solutions to facilitate corporate growth. Mr. Mir will work directly with Mr. Koritz and Mr. Femmer.


RAY SLABACK: President & Chief Operating Officer - Drytronic; Director

Ray Slaback, formerly the largest shareholder of Drytronic has overall responsibility for Drytronic. Mr. Slaback has been involved in commercial construction for the past 35 years and has served as president of several recycling companies. Mr. Slaback will continue as president of Drytronic after the acquisition. Mr. Slaback will also be responsible for overseeing production of the EPS System control box and delivery of electrodes and connecting wire from exclusive OEM manufacturers.


MIKE CONNOR:  Vice President, Construction - Drytronic

Michael Connor is directly responsible for installlations by Drytronic. His duties include site reviews, site drawings and project bids, and site supervision. Mr. Connor has 31 years of experience in construction project management including owning his own construction company.


KJELL UTKLEV:  Manager of Technology Development/Training - EPT

Kjell Utklev, the inventor of the EPS System, has agreed to relocate to the U.S. He will be engaged in the Company's research and development as well as in the training program for the EPS System.


EGIL BJERKE:  Technology Development/Training - Drytronic

Egil Bjerke was formerly associated with a waterproofing installation company of Asea Brown Boveri in Norway. He will act as a consultant for training and development.



ITEM 6. EXECUTIVE COMPENSATION


     As of December 31, 1999, no executive officer of the Company received compensation for services rendered to the company. However, such persons were entitled to be reimbursed for expenses incurred by them in pursuit of the Company's business objectives.

AGGREGATED OPTION EXERCISES IN LAST FISCAL
YEAR AND FISCAL YEAR-END OPTION VALUE

        The Company does not have any officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan. (ESOP). The Company intends to incorporate one after a public offering.

                           SUMMARY COMPENSATION TABLE

                                Annual Compensation                                   Long Term Compensation
                      ----------------------------------------------     ------------------------------------------------
(a)                   (b)       (c)           (d)           (e)            (f)            g)       (h)         (i)
                                                             Other        Restricted
                                                             Annual         Stock      Options     LTIP        All Other
Position              Year      Salary ($)    Bonuses($)   Compensation     Awards       SARs    Payouts ($)  Compensation
--------              ----      ----------    ----------   ------------  ----------    -------   -----------  ------------
None


OPTION/SAR GRANTS IN LAST FISCAL YEAR

     There were no option/SAR Grants in the last fiscal year.

COMPENSATION OF DIRECTORS


     As of December 31, 1999, the Company's directors have served without compensation.


ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS (As of
                December 31, 1999)


        In November 1998, EED issued 9,500 shares and in March 1999, EED issued 100,000 shares to PageOne Business Productions, LLC, of which Mr. Todt is a managing member and Ms. Rowbottom is the Vice President.

ITEM 8.         DESCRIPTION OF SECURITIES


     Registrant's Restated Certificate of Incorporation provides for an authorized capital stock of 100,000,000 shares of Common Stock, $0.001 par value (the "Common Stock"), and 8,000,000 shares of Preferred Stock, $0.001 par value (the "Preferred Stock"). At December 31, 1999, the Company had 1,019,000 shares of Common Stock issued and outstanding. At such date, there were no shares of Preferred Stock issued and outstanding.


COMMON STOCK

        Each share of Common Stock entitles the holder thereof to one vote for each share on all matters submitted to the stockholders. The Common Stock is not subject to redemption or to liability for further calls. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and to share pro rata in any distribution to stockholders. The stockholders have no conversion, preemptive or other subscription rights. Shares of authorized and unissued Common Stock are issuable by the Board of Directors without any further stockholder approval.

PREFERRED STOCK

        The Board of Directors is authorized, without further action by the stockholders, to issue from time to time shares of Preferred Stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Company has no plan or arrangement for the issuance of any shares of Preferred Stock.

TRANSFER AGENT

The Company has appointed American Securities Transfer and Trust as the transfer agent and registrar of the Common Stock.


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


        The Company's Common Stock is not presently traded on an established public trading market. Following the filing on this Form 10, the Company anticipates that it will submit its Common Stock for listing on the OTC Electronic Bulletin Board.

     The approximate number of record holders of the Company's Common Stock as of December 31, 1999 was two, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of December 31, 1999 was 1,019,000. Effective with the completion of the Merger, there were 5,600,000 shares of Common Stock issued and outstanding and the number of holders of record of the Company's Common Stock was 335.


        The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare any dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, and such other factors as the Board of Directors may consider. In addition, if the Company is able to negotiate new credit facilities, such facilities may include restrictions on the Company's ability to pay dividends.

ITEM 2. LEGAL PROCEEDINGS

        There are no pending legal proceedings to which the Company is a party or to which any of the Company's assets or properties are subject.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS

        Weinberg & Company, P.A., Certified Public Accountants ("Weinberg"), has served as the Company's principal accountant since inception. There were no accounting or auditing disagreements between the Company and Weinberg.


ITEM 4.         RECENT SALES OF UNREGISTERED SECURITIES


        In November 1998, 9,500 shares of Common Stock were sold to both PageOne Business Productions, LLC and Appletree Investment Company, Ltd. In March 1999, the Company sold shares of Common Stock to the initial shareholders of the Company resulting in the issuance and delivery of 100,000 shares and 900,000 shares of the Company's Common Stock to PageOne Business Productions, LLC, and Appletree Investment Company, Ltd., respectively. The aggregate 109,500 and 909,500 shares, respectively, were sold pursuant to a 504 offering for aggregate consideration totaling $1,029. The free trading shares were sold pursuant to an exemption from registration provided under the Delaware General Corporation Law and the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for issuances of securities not involving any public offering.

        The following table sets forth the names of the recipients and amounts received in connection with said transactions:

                                        Number of Shares of
        Name of Stockholder             Common Stock Acquired
        -------------------             ---------------------
        PageOne Business                109,500
        Productions, LLC

        Appletree Investment            909,500
        Company, Ltd.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company's Certificate of Incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), its directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under Delaware law, the directors have fiduciary duties to the Company that are not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to the Company for acts or omissions that are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for action leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. In addition, the Company intends to maintain liability insurance for its officers and directors.

        Section 145 of the DGCL permits the Company to, and the Certificate of Incorporation provides that the Company may, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other EEDs (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom. Such right of indemnification shall inure to such individuals whether or not the claim asserted is based on matters that antedate the adoption of the Certificate of Incorporation. Such right of indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by the Certificate of Incorporation shall not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by the Certificate of Incorporation, by any agreement, by vote of stockholders, by resolution of directors, by provision of law or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL relating to unlawful dividends, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. Section 102(b)(7) of the DGCL is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations. The Company believes this provision will assist it in securing the services of qualified directors who are not employees of the Company. This provision has no effect on the availability of equitable remedies, such as injunction or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence

PART F/S




                   ELECTRONIC ENGINEERING & DESIGN CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS




     PAGE        F - 1    INDEPENDENT AUDITORS' REPORT

     PAGE        F - 2    BALANCE SHEET AS OF DECEMBER 31, 1999

     PAGE        F - 3    STATEMENTS OF OPERATIONS FOR THE YEAR ENDED
                          DECEMBER 31, 1999 AND FOR THE PERIOD FROM
                          NOVEMBER 20, 1998 (INCEPTION) TO
                          DECEMBER 31, 1999

     PAGE        F - 4    STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                          FOR THE PERIOD FROM NOVEMBER 20, 1998 (INCEPTION)
                          TO DECEMBER 31, 1999

     PAGE        F - 5    STATEMENTS OF CASH FLOW FOR THE YEAR ENDED
                          DECEMBER 31, 1999 AND FOR THE PERIOD FROM
                          NOVEMBER 20, 1998, (INCEPTION) TO DECEMBER 31, 1999

     PAGES     F - 6-8    NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors of:
 Electronic Engineering & Design Corporation
(A development Stage Company)


We have audited the accompanying balance sheet of Electronic Engineering & Design Corporation. (a Development Stage Company) as of December 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the year ended December 31, 1999 and for the period from November 20, 1998 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Electronic Engineering & Design Corporation. (a development stage company) as of December 31, 1999, and the results of its operations and its cash flows for the year then ended and for the period from November 20, 1998 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.


                                                     WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 28, 2000

                   ELECTRONIC ENGINEERING & DESIGN CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1999


3

                                     ASSETS

      CURRENT ASSETS
        Cash                                                 $      200
        Loan receivable - Page One                                  180
                                                             -----------

      TOTAL ASSETS                                           $      380
      ------------
                                                             ===========




     LIABILITIES AND STOCKHOLDERS' DEFICIENCY

      LIABILITIES
         Accrued expenses                                    $      500
                                                             -----------

      Total liabilities                                             500
                                                             -----------

      STOCKHOLDERS' DEFICIENCY

         Preferred stock, $0.001 par value, 8,000,000
          shares authorized, none issued and outstanding              -
         Common stock, $0.001 par value, 100,000,000
          shares authorized, 500,000 issued and
          outstanding                                               500
         Additional paid in capital                                 519
         Accumulated deficit during development stage            (1,139)
                                                             -----------

      TOTAL STOCKHOLDERS' DEFICIENCY                               (120)
                                                             -----------

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY         $      380
      ----------------------------------------------
                                                             ===========





See accompanying notes to financial statements

                  ELECTRONIC ENGINEERING & DESIGN CORPORATION.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENTS OF OPERATIONS FOR THE YEAR ENDED
                      DECEMBER 31, 1999 AND FOR THE PERIOD
                      FROM NOVEMBER 20, 1998 (INCEPTION) TO
                               DECEMBER 31, 1999.





                                               YEAR ENDED      NOVEMBER 20, 1998
                                              DECEMBER 31,      (INCEPTION) TO
                                                  1999         DECEMBER 31, 1999
                                              ------------     -----------------

  INCOME                                     $      -          $       -
                                              ------------      -------------

  EXPENSES

     Accounting fees                                 500                500
     Bank charges                                    120                120
     Consulting fees                                  19                 19
     Legal fees                                      500                500
                                              ------------      -------------


  NET LOSS                                   $    (1,139)      $     (1,139)
  --------
                                              ============      =============

     Net loss per share - basic
      and diluted                            $    (0.003)      $     (0.003)
                                              ============      =============

     Weighted average number of shares
      outstanding during the period
      - basic and diluted                         369,601            332,411
                                              ===========       ============







                 See accompanying notes to financial statements


                  ELECTRONIC ENGINEERING & DESIGN CORPORATION.
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
     FOR THE PERIOD FROM NOVEMBER 20, 1998 (INCEPTION) TO DECEMBER 31, 1999





                                                                   ADDITIONAL
                                            COMMON STOCK            PAID-IN         ACCUMULATED
                                        SHARES        AMOUNT        CAPITAL           DEFICIT           TOTAL
                                     ----------    -----------     -----------     --------------      ---------

   Common stock issuance-inception        9,123    $         9     $       10      $           -              19

   Common stock issuance                490,677    $       491     $      509      $           -           1,000

   Net loss for the year ended
    December 31, 1999                         -              -              -              (1,139)        (1,139)
                                     -----------     ----------    -----------     ---------------      ---------

Balance, December 31, 1999              500,000    $       500     $      519      $       (1,139)     $  (  120)
--------------------------           ==========    ============    ===========     ===============     ==========










                 See accompanying notes to financial statements

                   ELECTRONIC ENGINEERING & DESIGN CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED
          DECEMBER 31, 1999 AND FOR THE PERIOD FROM NOVEMBER 20, 1998
                       (INCEPTION) TO DECEMBER 31, 1999.


                                                                    NOVEMBER 20,
                                                                        1999
                                                    YEAR ENDED    (INCEPTION) TO
                                                   DECEMBER 31,     DECEMBER 31,
                                                      1999              1999
                                                  -------------    -------------
Cash flows from operating activities
   Net loss                                       $   (1,139)        $   (1,139)
   Adjustments to reconcile net cash used by
    operating activities:
   Increase in accrued expenses                          500                500
   Consulting services performed for issuance
    of stock                                              19                 19
                                                  -------------    -------------

  Net cash used in operating activities                 (620)              (620)
                                                  -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Increase in loan receivable - Page One               (180)              (180)
                                                  -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock               1,000              1,000
                                                  -------------    -------------

  Net cash provided by financing activities            1,000              1,000
                                                  -------------    -------------

INCREASE IN CASH AND CASH EQUIVALENTS                    200                200

CASH AND CASH EQUIVALENTS -
BEGINNING OF PERIOD                                     -                  -
                                                  -------------    -------------
CASH AND CASH EQUIVALENTS -
---------------------------
END OF PERIOD                                     $      200         $      200
-------------                                     =============    =============



                 See accompanying notes to financial statements

                   ELECTRONIC ENGINEERING & DESIGN CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1999

NOTE  1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------    ------------------------------------------

          (A)  Organization and Description of Business

               Electronic Engineering & Design Corporation (a development stage company) (the "Company") was incorporated in the State of Delaware on November 20, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination. At December 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and fund raising.

               The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the additional capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof. (See Note 3)

          (B)  Use of Estimates

               In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

          (C)  Cash and Cash Equivalents

               For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

                   ELECTRONIC ENGINEERING & DESIGN CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1999

NOTE  1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
-------    ------------------------------------------
          (D)  Income Taxes

               The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement
               No.109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending December 31, 1999.

          (E)  Earnings Per Share

               Net loss per common share for the year ended December 31, 1999 and for the period from November 20, 1999 (inception) to December 31, 1999 is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128 "Earnings Per Share". There were no common stock equivalents outstanding at December 31, 1999.


NOTE  2   STOCKHOLDERS' DEFICIENCY

          A)   Preferred Stock

               The company was originally authorized to issue 100,000 shares of preferred stock at $.01 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of Directors. In September 1999, management filed a restated certificate of incorporation with the state of Delaware which increased the number of authorized preferred shares from 100,000 at $.01 par value to 8,000,000 shares at $.001 par value.

                   ELECTRONIC ENGINEERING & DESIGN CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1999


NOTE  2   STOCKHOLDERS' DEFICIENCY (Continued)

          B)   Common Stock

               The Company was originally authorized to issue 10,000,000 shares of common stock at $.001 par value. The Company issued 909,500 and 109,500 shares to AppleTree Investment Company, Ltd. and Page One Business Productions, LLC, respectively. In September 1999, management filed a restated certificate of incorporation with the state of Delaware which increased the number of authorized common shares from 10,000,000 to 100,000,000 shares.


NOTE  3   SUBSEQUENT EVENTS

          A)   Stock Split

               On January 13, 2000 the Board of Directors authorized a reverse .49068 for 1 stock split of common shares issued and outstanding, making the issued and outstanding shares total 500,000. Per-share amounts in the accompanying financial statements have been retroactively adjusted for the split.

          B)   Merger Agreement

               On January 14, 2000 the Company entered into a merger agreement with Electro Pulse technologies Commercial, Inc. ("EPT") which was incorporated in Delaware (as modified by the memorandum dated March 3, 2000). Electronic Engineering and Design Corporation will be the surviving company and shall change its name to "Electro Pulse Technologies Commercial, Inc".

               Under the terms of the  agreement,  at the closing,  by virtue of the merger, EPT shall cancel and extinguish each share of EPT common stock issued and outstanding and held by EPT shareholders immediately prior to closing. The Company shall then issue to each of the EPT shareholders, on a pro rata basis, 5,100,000 shares of Electronic Engineering and Design Corporation's common stock. For financial accounting purposes the merger will be treated as a recapitalization of EPT.

                                    PART III

                           ITEM 1. INDEX TO EXHIBITS


Exhibit
Number           Description
-------         -----------


2.1 Agreement and Plan of Merger dated as of January 14, 2000, between Electronic Engineering and Design Corporation, a Delaware corporation# and Electro Pulse Technologies Commercial, Inc., a Delaware corporation (as modified by the memorandum dated March 3, 2000)#

3(i) Restated Certificate of Incorporation of Electro Pulse Technologies Commercial, Inc. (contained in Exhibit 2.1)#

3(ii) Restated Bylaws of Electro Pulse Technologies Commercial, Inc. (contained in Exhibit 2.1)#

27      Financial Data Schedule



        # Filed as an exhibit to Registrant's 8-K Current Report dated
          January 28, 2000 and incorporated herein by reference

                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ELECTRO PULSE TECHNOLOGIES COMMERCIAL, INC.

                              /s/ Bjorn Koritz
                          By:_______________________________
Amendment No. 2               Bjorn Koritz, President
March 7, 2000




                                       29